Brian H. Blaney

Tel 602.445.8322

Fax 602.445.8603

BlaneyB@gtlaw.com

August 28, 2012

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	LifeLock, Inc.
Registration Statement on Form S-1
CIK No. 0001383871

Dear Mr. Crispino:

We express our appreciation for your prompt review of the confidential draft Registration Statement on Form S-1 of LifeLock, Inc., a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the confidential draft Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 9, 2012. In conjunction with these responses, the Company is filing its initial Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. To further facilitate the Staff’s review, the enclosed courtesy copies of the Registration Statement are marked to show the revisions against the confidential draft Registration Statement submitted to the Commission on July 13, 2012.

General

1.	Staff Comment: We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

Company Response: The Company respectfully acknowledges the Staff’s comment and understands that the Staff may have additional comments and will need sufficient time to review and process an amendment once an estimated price range is included.

1

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

The Company is also aware that it must file a pre-effective amendment including the estimated price range prior to circulating the prospectus to prospective investors. The Company will include the estimated price range in a subsequent amendment to the Registration Statement.

2.	Staff Comment: Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms at http://sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance.

Company Response: The Company respectfully advises the Staff that the Registration Statement includes all of the artwork that the Company intends to use in the prospectus. The Company respectfully acknowledges that upon the Staff’s review of such artwork, the Staff may have further comments.

3.	Staff Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response: The Company respectfully advises the Staff, and the underwriters have confirmed to the Company, that no such written materials or research reports were provided, published, or distributed in connection with the Company’s proposed initial public offering of its common stock.

Prospectus Summary, page 1

4.	Staff Comment: Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the prospectus summary of the Registration Statement.

Company Overview, page 1

5.	Staff Comment: We note the disclosure in this section of your revenue and cash flow from activities during 2011 and the three months ended March 31, 2012. Financial results should be presented contextually in light of other relevant financial data. Accordingly, please disclose your net income/loss for the same periods.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the prospectus summary of the Registration Statement.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

6.	Staff Comment: With respect to third-party data cited in the prospectus, such as the data attributed to the Federal Trade Commission and Javelin Strategy & Research in this section, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

Company Response: Pursuant to the Staff’s request, the Company is supplementally providing the Staff with copies of the reports cited in the prospectus. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return these reports upon the completion of its review. The Company respectfully advises the Staff that it did not commission any of the cited reports.

Summary Consolidated Financial and Other Data, page 8

7.	Staff Comment: We note your disclosure on page 42 that you will use a portion of the proceeds to repay the outstanding balance under your term loan. Once you determine the amount of debt to be repaid please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in “Summary Consolidated Financial and Other Data” and “Selected Consolidated Financial and Other Data.” The Company respectfully advises the Staff that it will complete the pro forma earnings per share information in a future amendment to the Registration Statement once the related information is known.

Other Financial and Operational Data, page 9

8.	Staff Comment: We note your disclosure of “free cash flow” in this section. This disclosure must be preceded in this section by the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e) of Regulation S-K. Please revise.

Company Response: Pursuant to the Staff’s request, the Company has added consolidated statements of cash flows data immediately preceding its disclosure of “free cash flow” in this section of the Registration Statement.

Risk Factors, page 12

9.

Staff Comment: We note your statement in the introductory paragraph of this section that “additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, operating results, financial condition or prospects.” Please remove this

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

statement as your risk factor section should address current and known material risks.

Company Response: Pursuant to the Staff’s request, the Company has removed the indicated statement.

Market, Industry and Other Data, page 41

10.	Staff Comment: We note your statements in this section that you have not independently verified the third-party market and industry data included in the prospectus, and your internal company research and market and industry definitions have not been verified by any independent source. Market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

Use of Proceeds, page 42

11.	Staff Comment: Revise to disclose, to the extent known, the approximate dollar amount of net proceeds you expect to allocate to each of the general corporate purposes identified in this section. Refer to item 504 of Regulation S-K.

Company Response: As noted in the Company’s disclosure under “Use of Proceeds,” the Company intends to use the remaining net proceeds of the offering after repaying the balance under its term loan and, if applicable, making the required payment to the holders of the Company’s Series E-1 Preferred Stock, for working capital and other general corporate purposes. The Company respectfully advises the Staff that it is not able to quantify the approximate amount of the proceeds that will be devoted to particular working capital and general corporate purposes at this time because the Company has not made specific determinations regarding the amount or type of any such expenditure. The Company has revised the disclosure to clarify this point. The Company respectfully advises the Staff that if, prior to the effective date of the Registration Statement, the Company determines the approximate amount of proceeds to be used for any additional purposes, it will revise the prospectus accordingly.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months ended March 31, 2011 and 2012

Total Revenue, page 66

12.	Staff Comment: We note your disclosure that the increase in consumer revenue related primarily to an increase in the number of your members. In addition, your consumer revenue for the three months ended March 31, 2012 was positively impacted by the early success of your premium LifeLock Ultimate service that you released in December 2011. Tell us what consideration you gave to quantifying the amount that each source contributed to the increase in revenues. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your discussion of revenue on page 72. Also, given the significant price differences among your three LifeLock service offerings, please tell us what consideration you have given to disclosing for each period the number of subscribers for each service offering, the relative contribution to your revenue of each type of subscriber and whether changes in subscribers among the reported periods are believed attributable to changes in the market or other trends or to initiatives of the company.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure to add additional, quantifiable information regarding the monthly average revenue per member for both the interim and annual financial statement periods so that both the increase in members and the increase in average revenue per member are quantified. The Company respectfully advises the Staff that it discusses these components in detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Metrics–Key Operating Metrics–Cumulative ending members,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Metrics–Key Operating Metrics–Monthly average revenue per member,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Factors Affecting Our Performance–Mix of members by services, billing cycle, and distribution channel.” The Company also respectfully advises the Staff that it views each of its services as part of its overall service offering, and the Company routinely offers and will likely offer in the future new or upgraded services. As a result, the Company does not view a breakdown of subscribers by each service offering or a contribution of revenue of each type of subscriber in isolation. Instead, the Company believes that its disclosure of its monthly average revenue per member for the reported periods provides the meaningful and relevant information for investors relating to its subscriber base. In addition, pursuant to the Staff’s request, the Company has revised the disclosure for both the interim and annual financial statement periods to disclose the reasonably identifiable factors driving the change in subscribers among the reported periods.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Liquidity and Capital Resources

Contractual Obligations, page 83

13.	Staff Comment: Please add a footnote to the table in this section disclosing the outstanding balance under your term loan and the periods in which portions of that indebtedness come due.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

Critical Accounting Policies

Share-Based Compensation

Stock Option Grants and Common Stock Valuations, page 85

14.	Staff Comment: We note your disclosure that in determining the fair value of your common stock your board of directors considered secondary transactions in your common stock. Please tell us the transactions you considered including the number of shares sold, the date sold, and the price of the shares.

Company Response: The Company respectfully advises the Staff that the Company’s board of directors did not consider secondary transactions of the Company’s common stock in determining the fair value of the Company’s common stock in connection with the option grants listed in the Registration Statement. Accordingly, the Company has deleted the reference to secondary transactions in the list of considerations made by the Company’s board of directors in determining the fair value of the Company’s common stock as set forth in the Registration Statement.

15.	Staff Comment: Please revise to disclose, in greater detail, the significant assumptions used to determine your enterprise value at each valuation period. You should disclose the weighting applied to the discounted cash flow and guideline company method and should include quantitative information regarding your assumptions including, but not limited to the growth rates, discount rates, and market multiples.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

16.	Staff Comment: Please revise to disclose the factors you considered in determining your peer group companies. For instance, you should more clearly describe how you selected comparable companies whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of peer group companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

17.	Staff Comment: Please revise to disclose the specific factors that contributed to the increase in your common stock from March 29, 2012 to July 13, 2012. Your disclosures should clarify the extent to which the increase is attributable to increases in projected revenue or earnings, changes in the valuation multiples of your peer group of companies, significant intervening events within the company or changes in other assumptions or valuation methodologies.

Company Response: Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

18.	Staff Comment: When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that it will provide the requested disclosure in a subsequent amendment to the Registration Statement once it becomes available.

Business

Our Competitive Strengths

Leadership Position, page 99

19.	Staff Comment: We note your disclosure regarding the ongoing surveys you have commissioned since 2010. Please provide us with quantifiable support for the assertion in this paragraph that the surveys indicate that your unaided brand awareness is between two and three times higher than your nearest competitor.

Company Response: Pursuant to the Staff’s request, the Company is supplementally providing the Staff copies of the quantifiable support for the assertion that the Company’s unaided brand awareness is between two and three times higher than its nearest competitor. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return these supporting materials upon the completion of its review.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Our Strategy

Extend our identity theft protection leadership…, page 99

20.	Staff Comment: You indicate in this section that you believe there are many “additional areas” in which protection and authentication of personally identifiable information is important, and that you intend to explore and consider these markets. Please provide some examples of these additional markets in which you may be able to offer your products.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Registration Statement.

Sales and Marketing

Consumer Services, page 103

21.	Staff Comment: Please advise if any distribution channel arrangement accounted for more than 10% of your revenues in fiscal 2011.

Company Response: The Company respectfully advises the Staff that no distribution channel arrangement accounted for more than 10% of the Company’s revenue in fiscal 2011.

Governmental Regulation, page 106

22.	Staff Comment: We note your disclosure in this section that the FTC order imposed on you “certain injunctive provisions relating to [your] advertising and marketing of [your] identity theft protection services as well as [your] data security for members’ personally identifiable information.” Please provide more detail on the nature of the injunctive provisions under the FTC order and the companion orders with the 35 states’ attorneys general so that investors may better understand the impact of the provisions on your business. For example, it is unclear how the injunctive provisions affect your efforts to obtain new members and retain existing ones.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Registration Statement.

Facilities, page 108

23.	Staff Comment: Please file any material leases for the properties described in this section as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(d) of Regulation S-K. Also, file your agreements with your data centers and include a discussion of the material terms of such agreements in this section, or advise. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Company Response: Pursuant to the Staff’s request, the Company has filed the material leases for the properties described in the Registration Statement in accordance with Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company respectfully advises the Staff that the Company does not believe that its agreements for its data centers meet the disclosure requirements of Item 601(b)(10) of Regulation S-K because (a) the Company believes that these agreements are made in the ordinary course of the Company’s business, (b) these agreements are not material to the Company’s financial condition or operating results, and (c) the Company has concluded that its business is not substantially dependent upon these agreements given that the services provided under these agreements are generally available from many different service providers and the Company believes that, if necessary, it could transition the services provided under these agreements to other such service providers without undue hardship. The Company also notes that, as disclosed in the Registration Statement, it is currently relocating its primary data center for its enterprise business without difficulty and it believes that the market for such services has become more competitive over time. Accordingly, the Company respectfully advises the Staff that it believes its agreements for its data centers do not warrant disclosure at this time pursuant to Item 601(b)(10) of Regulation S-K.

Management

Executive Officers and Directors, page 110

24.	Staff Comment: We note that several of your directors are employees of entities which hold more than 5% of your outstanding capital stock. Describe briefly here any arrangements pursuant to which these individuals were selected as directors. Refer to Item 401(a) of Regulation S-K.

Company Response: The Company respectfully refers the Staff to the first paragraph in “Management– Board Composition,” where the Company has disclosed that the members of its board of directors were elected in compliance with the Company’s voting agreement. Pursuant to the Staff’s request, the Company has added additional disclosure under “Management–Board Composition” regarding the election of the Company’s directors under the voting agreement.

Compensation Committee Interlocks and Insider Participation, page 117

25.	Staff Comment: You note in this section that Messrs. Cowan and Yoon had relationships with you that require disclosure under Item 404 of Regulation S-K. In accordance with Item 407(e)(4)(i)(C) of Regulation S-K, those relationships should be disclosed in this section. Please revise or advise.

Company Response: The Company respectfully advises the Staff that it believes that the previous cross-reference to its disclosure in “Certain Relationships and Related Party Transactions” substantially complied with the rule cited in the Staff’s comment and avoided provision of duplicative disclosure in the Registration Statement. Pursuant to the Staff’s request, the Company has revised its disclosure in “Compensation

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Committee Interlocks and Insider Participation” to incorporate by reference the relevant disclosures contained in “Certain Relationships and Related Party Transactions.”

Director Compensation, page 117

26.	Staff Comment: Please disclose the reason why Mr. Pimentel was issued the option awards in fiscal 2011 and how the amount was determined. Refer to Item 402(r)(3) of Regulation S-K.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Registration Statement.

Executive Compensation

2011 Summary Compensation Table, page 119

27.	Staff Comment: Please disclose the reason for the option award issued to Mr. Power in fiscal 2011 and how the amount was determined. Also, disclose the material terms of your 2011 Bonus Plan, including a general description of the formula or criteria to be applied in determining the amounts payable under the plan. Refer to Item 402(o) of Regulation S-K.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Registration Statement.

Choice of forum, page 138

28.	Staff Comment: Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in the Registration Statement.

Unaudited Pro forma Condensed Combined Financial Statements for the Year Ended December 31, 2011, page P-2

29.	Staff Comment: We note your disclosure on page F-16 that you incurred debt issuance costs in connection with the term loan entered into on February 7, 2012. Please tell us what consideration you gave to including the amortization expense relating to these debt issuance costs as a pro forma adjustment. Similar concerns apply to the pro forma financial statements for the three months ended March 31, 2012.

Company Response: The Company respectfully advises the Staff that it has reviewed the pro forma guidance in Article 11 of Regulation S-X and has determined that the

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

amortization expense related to debt issuance costs that are directly attributable to the financing of the Company’s acquisition of ID Analytics are a recurring item that should be included in the presentation of pro forma results. Accordingly, the Company has revised its pro forma disclosure in the Registration Statement to include a pro forma adjustment for the amortization expense relating to debt issuance costs that are directly attributable to the financing of the acquisition of ID Analytics.

Unaudited Pro forma Condensed Combined Financial Statements for the Three Months Ended March 31, 2012, page P-3

30.	Staff Comment: We note your disclosure on page F-15 that you incurred acquisition related costs of $718,000 for the three month period ended March 31, 2012. Please tell us whether these costs are directly attributable to the acquisition of ID Analytics. If these costs are directly attributable to the acquisition of ID Analytics and no other acquisition please tell us what consideration you gave to including an adjustment to remove the non-recurring transaction costs.

Company Response: The Company respectfully advises the Staff that the acquisition costs referenced in the Staff’s comment are directly attributable to the Company’s acquisition of ID Analytics and are considered non-recurring transaction costs. Therefore, these acquisition costs should be excluded from the presentation of pro forma results consistent with the guidance in Article 11 of Regulation S-X. Accordingly, the Company has revised its pro forma disclosure in the Registration Statement to include a pro forma adjustment to eliminate the non-recurring transaction costs.

Notes to Unaudited Condensed Consolidated Financial Statements for the Periods Ended March 31, 2012 and 2011

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-8

31.	Staff Comment: We note your disclosure on page F-21 that the Series A and D preferred warrants convert to common stock warrants and any unexercised Series E and E-2 preferred warrants terminate at completion of an initial public offering. Tell us what consideration you gave to reflecting the elimination of the respective warrant liabilities in the pro forma balance sheet.

Company Response: The Company respectfully advises the Staff that the conversion of the Series A and Series D preferred stock warrants to common stock warrants and the termination of the Series E and Series E-2 preferred stock warrants at completion of the initial public offering will be reflected in the pro forma balance sheet once the assumed initial public offering price is determined. The Series A and Series D preferred stock warrants will be adjusted to fair value based on the common stock price at the initial public offering and then reclassified to stockholders’ equity. The Series E and Series E-2 preferred stock warrants will be terminated upon the closing of the initial public

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

offering, resulting in a gain on cancellation as the liability will be eliminated and the gain will be recorded in other income.

5. Convertible Redeemable Preferred Stock, page F-17

32.	Staff Comment: We note your disclosure that you determined that the adjustment to the ratio at which the Series E and E-2 preferred stock would automatically convert into shares of common stock does not require bifurcation as derivative liabilities. Please tell us the authoritative literature you relied on, and the factors that you considered, in making this determination. As part of your response, please tell us how the adjustment to the ratio is determined.

Company Response: In connection with an initial public offering, the conversion ratio at which the Series E and Series E-2 preferred stock converts into common stock is based on the anticipated initial public offering price and the Series E and Series E-2 preference price of 1.7 times the Series E and Series E-2 preferred stock issuance price. If the anticipated initial public offering price does not meet or exceed the Series E and Series E-2 preference price, then the conversion ratio will be adjusted to maintain the preference of 1.7 times the Series E and Series E-2 issuance price.

The Company analyzed the conversion feature to determine if it is an embedded derivative that needs to be separated from the host contract and accounted for under ASC 815-15-25-1. The Company first evaluated whether the economic characteristics and risks of the embedded feature were clearly and closely related to the economic characteristics and risks of the host contract. To determine whether the conversion feature was clearly and closely related to the host contract, the terms of the Series E and Series E-2 preferred stock were analyzed to determine whether the preferred stock host is more akin to an equity instrument or a debt instrument, in accordance with ASC 815-15-25-17 and ASC 815-10-S99-3. The Company analyzed the features of the Series E and Series E-2 preferred stock, including redemption rights, dividend rights, voting rights, covenants, and conversion rights and determined that the equity-like features are more significant to the instrument taken as a whole than the debt-like features. Therefore, the Company concluded that the Series E and Series E-2 preferred stock host is more akin to equity than debt.

As the preferred stock host is considered to be equity-like under the whole instrument approach, the Company concluded that the economic characteristics and risk of the conversion option into shares of common stock are clearly and closely related to the host contract. The economic characteristics and risks of the conversion option and related adjustments to the conversion price are influenced principally by the underlying equity security’s fair value. Thus, as the embedded conversion feature is considered to be clearly and closely related to the host contract, pursuant to ASC 815, no further analysis under that section is required, and the embedded conversion feature is not required to be bifurcated and separately accounted for as a derivative.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

8. Fair Value Measurements, page F-22

33.	Staff Comment: We note your disclosure that the Series E-1 preferred stock embedded derivative was “valued by a third-party valuation specialist.” Please describe the nature and extent of the valuation specialist’s involvement in the determination of the fair value of the embedded derivative. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Company Response: The Company respectfully advises the Staff that the valuation of the Series E-1 preferred stock embedded derivative was determined by the Company with the assistance of a valuation provided by a third-party valuation firm. Pursuant to the Staff’s request, the Company has revised the disclosure in the Registration Statement.

9. Net Income (Loss) Per Share, page F-23

34.	Staff Comment: We note your disclosure on page F-18 that Series A, B, C and D preferred stock participate with the common stock on an as converted basis. Tell us what consideration you gave to whether these shares represent participating securities requiring computation of earnings per share using the two class method. We refer you to ASC 260-10-45-59 through 70.

Company Response: The Company respectfully advises the Staff that its Series A, B, C, D, E, E-1, and E-2 preferred stock all participate in income. Accordingly, the Company’s calculation of basic and diluted earnings per share for the three months ended March 31, 2012 should have been computed using the two class method of earnings per share as detailed in ASC 260-10-45-59 through 70. The reported basic and diluted earnings per share of $0.91 and $0.32, respectively, in the unaudited condensed consolidated financial statements of the Company for the three months ended March 31, 2012 contained in the confidential draft Registration Statement submitted to the Commission on July 13, 2012 have been restated to $0.34 and $0.22, respectively.

In the Registration Statement, the Company has used the two class method to compute basic and diluted earnings per share for the six months period ended June 30, 2012 as required.

Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and 2009

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-34

35.	Staff Comment: Please tell us whether you have a business practice of offering service credits, and, if so, how you have factored this into your revenue recognition policies.

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

Company Response: The Company respectfully advises the Staff that its members have the right to cancel at any time and receive a prorated refund. In addition, the Company offers promotions with a period of free enrollment prior to paying for the service and also offers certain promotions that include a risk-free period of 60 days where members are entitled to a full refund.

As detailed in the Company’s revenue accounting policy, the Company recognizes revenue ratably over the service period. When a member cancels and receives a prorated refund, the refund relates to the portion of the contract that has yet to be reported as revenue.

For promotions that include a period of free enrollment, no revenue is recognized until payment is received after the free enrollment period, as collectability is not considered to be reasonably assured. Once payment is received, it is recognized in revenue ratably over the service period.

For promotions that include a risk-free period of 60 days, the Company constantly monitors the level of members cancelling during the risk-free period to determine if any reserve of revenue is required. At this time, there is not a significant level of members cancelling within the 60-day period. Therefore, any potential reserve would be immaterial to the financial statements and, accordingly, no reserve has been recognized.

36.	Staff Comment: Please tell us whether you consider any of your services to consist of multiple-element arrangements as provided for in ASC 605-25, and tell us how you have accounted for these arrangements. As part of your response, please tell us how you determine the fees you charge to a corporation that purchases identity theft protection services on behalf of its employees or customers, and whether these comprise multiple-element arrangements.

Company Response: The Company respectfully advises the Staff that the fee charged to a corporation that purchases identity theft protection services on behalf of its employees or customers is determined based on the type of contract involved. If the service relates to a breach at the corporation, the fee is determined based on the population of affected customers, the expected participation rate, and the cost expected to be incurred in the delivery of the service to the customers that enroll. If the service is for the employees of a corporation as an employee benefit, the fee is generally determined as a cost per active member. Therefore, related revenue is recognized as an amount per member that enrolls over the service period.

The Company also respectfully advises the Staff that it does not consider any of its services to consist of multiple-element arrangements as provided for in ASC 605-25. In making this determination, the Company considered the separation guidance set forth in ASC 605-25-25-5, noting that the separation criteria are not met for any of the Company’s service offerings. Among the considerations that the Company noted were the following: (i) the service offerings represent a bundled suite of services, all of which are available over the entire subscription period; (ii) upon activation of the Company’s service, all elements of the service are available; (iii) there is no gap in delivery; (iv) customers cannot resell the services provided; and (v) the Company does not offer

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

partial refunds for a specific element of the Company’s service not meeting customers’ expectations. Additionally, when members enroll, they can only choose which service offering they want; they cannot pick and choose services offered within each service plan (no a la carte offerings). Accordingly, the Company concluded that it does not have any revenue-generating service offerings that contain multiple elements that need to be accounted for separately.

10. Stockholders’ Deficit

Share-Based Payments, page F-43

37.	Staff Comment: We note your disclosure on page F-45 that you have issued non-employee awards which are re-measured over the service period. Tell us what consideration you gave to providing the disclosures in ASC 718-10-50-1 and 2 separately for your non-employee awards. We refer you to ASC 505-50-50-1.

Company Response: The Company respectfully advises the Staff that ASC 505-50-50-1 requires an entity that acquires goods or services other than employee services in share-based payment transactions to provide disclosures similar to those required by paragraphs 718-10-50-1 through 50-2 solely to the extent that those disclosures are important to an understanding of the effects of those transactions to the financial statements. In previous years, the Company has provided non-employees stock options for services rendered to the Company. However, the impact of these awards is not material to the Company’s financial statements, with share-based compensation totaling less than $10,000 in the year ended December 31, 2009 and $0 in the years ended December 31, 2010 and 2011. Therefore, the Company does not believe the disclosures required by ASC 718-10-50-1 through 50-2 are important to an understanding of the effect of the awards in question to the Company’s financial statements, and are consequently not required.

13. Fair Value Measurements, page F-47

38.	Staff Comment: Tell us what consideration you gave to providing quantitative information about the significant unobservable inputs you used in the fair value measurement of your Level 3 financial liabilities. We refer you to ASC 820-10-50-2-bbb. Similar concerns apply to the financial statements for the three months ended March 31, 2012.

Company Response: The Company respectfully advises the Staff that it has reviewed ASC 820-10-50-2-bbb, which requires that for fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement. Based on its review of ASC 820-10-50-2-bbb, the Company respectfully advises the Staff that ASC 820-10-50-2-bbb is effective for annual periods beginning after December 15, 2011 and, therefore, was not applicable to the Company’s financial statements for the year ended December 31, 2011. With respect to the Company’s financial statements for the three months ended March 31, 2012, the Company reviewed ASC 820-10-50-2-bbb as well as the examples in ASC 820-10-55-103 to 104 and has

United States Securities and Exchange Commission

Attention: Matthew Crispino

August 28, 2012

revised the disclosure in its unaudited condensed consolidated financial statements for the three months ended March 31, 2012 contained in the Registration Statement.

17. Subsequent Events, page F-51

39.	Staff Comment: Please disclose the date through which you evaluated subsequent events. See ASC 855-10-50-1.

Company Response: The Company respectfully advises the Staff that it evaluated subsequent events through July 12, 2012, the date on which the financial statements were available for issuance. Pursuant to the Staff’s request, the Company has updated its disclosure to include the date through which subsequent events were evaluated.

* * * * *

Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8322 or Jeremy Zangara of our office at (602) 445-8324.

Sincerely,

/s/ Brian H. Blaney

Brian H. Blaney

For the Firm

cc:	Todd Davis
Clarissa Cerda, Esq.
Andrew S. Williamson, Esq.
Charles S. Kim, Esq.